Exhibit 99.1

X Financial Reports Third Quarter 2025 Unaudited Financial Results

SHENZHEN, China, November 20, 2025 /PRNewswire/ -- X Financial (NYSE: XYF) (“X Financial” or the “Company” or “we”), a leading Chinese fintech platform, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Operational Highlights

•	Total loan amount facilitated and originated[1] in the third quarter of 2025 was RMB33,641 million, up 18.7% from RMB28,338 million in the same period of 2024.

•	Total outstanding loan balance[2] at the end of the third quarter of 2025 was RMB62,827 million, up 37.3% from RMB45,766 million in the same period of 2024.

•	The number of loans the Company facilitated and originated in the third quarter of 2025 was approximately 3.48 million, an increase of 32.0% year-over-year. The average loan amount per transaction was RMB9,654.

•	Number of active borrowers[3] in the third quarter of 2025 was 2.44 million, up 24.2% from 1.97 million in the same period of 2024, reflecting solid year-over-year growth amid a sequential moderation in borrower activity.

•	Cumulative number of active borrowers[4] reached 19.69 million as of September 30, 2025, an increase of 28.1% from 15.37 million in the same period of 2024.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[5] was 1.85% as of September 30, 2025 (markedly higher than 1.02% in the same period of 2024), and the delinquency rate for all outstanding loans that are past due 91-180 days[6] was 3.52% (rising from 3.22% in the same period of 2024).

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are excluded in the outstanding loan balance, except for Xiaoying Housing Loans. As Xiaoying Housing Loans is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loans delinquent for more than 60 days in the outstanding loan balance.

3 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

4 Represents borrowers who made at least one transaction on the Company’s platform since inception through the end of the relevant period.

5 Represents the balance of the outstanding principal for Xiaoying Credit Loans — our primary category of online personal credit loan products facilitated and originated through our platform, including Xiaoying Card Loan as well as other unsecured loan products that we introduce from time to time. The percentage is calculated as the balance of Xiaoying Credit Loans that were 31 to 60 days past due divided by the total outstanding principal balance of Xiaoying Credit Loans facilitated and originated by the Company as of the specific date. Loans that are delinquent for more than 60 days are excluded from the denominator. Starting from the first quarter of 2021, substantially all loans facilitated and originated by the Company have been Xiaoying Credit Loans.

6 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal for Xiaoying Credit Loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal for the Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 180 days are excluded when calculating the denominator.

Third Quarter 2025 Operational Highlights

	Three Months Ended September 30, 2024	Three Months Ended June 30, 2025	Three Months Ended September 30, 2025	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	28,338	38,994	33,641	(13.7)%	18.7%
Number of active borrowers	1,965,248	2,853,063	2,441,788	(14.4)%	24.2%

	As of September 30, 2024	As of June 30, 2025	As of September 30, 2025
Total outstanding loan balance (RMB in million)	45,766	64,911	62,827
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.02%	1.16%	1.85%
Delinquency rates for all outstanding loans that are past due for 91-180 days	3.22%	2.91%	3.52%

Third Quarter 2025 Financial Highlights

•	Total net revenue in the third quarter of 2025 was RMB1,961.0 million (US$275.5 million), representing an increase of 23.9% from RMB1,582.5 million in the same period of 2024 and a decrease of 13.7% from the previous quarter. The year-over-year growth was driven by higher loan facilitation volumes.

•	Income from operations in the third quarter of 2025 was RMB361.9 million (US$50.8 million), a decrease of 28.9% compared to RMB509.0 million in the same period of 2024. The decline was primarily driven by higher provisions for contingent guarantee liabilities and other credit-related costs, as well as increased data and collection expenses, while borrower acquisition expenses remained relatively stable year-over-year. As a result, operating margin decreased to 18.5% from 32.2% in the same period of 2024, reflecting the impact of elevated credit-related costs and intensified borrower acquisition efforts.

•	Net income in the third quarter of 2025 was RMB421.2 million (US$59.2 million), compared with RMB375.8 million in the same period of 2024 (a 12.1% increase year-over-year).

•	Non-GAAP[7] adjusted net income in the third quarter of 2025 excluding share-based compensation and certain investment-related items was RMB438.2 million (US$61.6 million), up 1.0% from RMB433.6 million in the same period of 2024. This measure is used by the Company to assess its core profitability on an adjusted basis.

•	Net income per basic and diluted American depositary share (“ADS”) in the third quarter of 2025 was RMB10.56 and RMB10.08 (US$1.48 and US$1.42), respectively, compared with RMB7.86 and RMB7.74 in the same period of 2024.

•	Non-GAAP adjusted net income per basic and diluted ADS in the third quarter of 2025 was RMB11.04 and RMB10.44 (US$1.55 and US$1.47), respectively, compared with RMB9.12 and RMB8.88 in the same period of 2024.

7 We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments.

Each ADS represents six Class A ordinary shares.

Third Quarter 2025 GAAP and Non-GAAP Financial Summary

(In thousands, except for share and per share data)	Three Months Ended September 30, 2024	Three Months Ended June 30, 2025	Three Months Ended September 30, 2025	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	1,582,497	2,273,123	1,960,954	(13.7)%	23.9%
Total operating costs and expenses	(1,073,533)	(1,598,067)	(1,599,021)	0.1%	48.9%
Income from operations	508,964	675,056	361,933	(46.4)%	(28.9)%
Net income	375,840	528,016	421,241	(20.2)%	12.1%
Non-GAAP adjusted net income	433,625	593,215	438,178	(26.1)%	1.0%

Net income per ADS—basic	7.86	12.60	10.56	(16.2)%	34.4%
Net income per ADS—diluted	7.74	12.00	10.08	(16.0)%	30.2%

Non-GAAP adjusted net income per ADS—basic	9.12	14.16	11.04	(22.0)%	21.1%
Non-GAAP adjusted net income per ADS—diluted	8.88	13.50	10.44	(22.7)%	17.6%

Mr. Kent Li, President of X Financial, commented: “In the third quarter of 2025, we facilitated and originated RMB33.6 billion in loans — a decline of 13.7% from the previous quarter, but still 18.7% higher year-over-year. Borrower activity moderated sequentially, reflecting a more cautious lending environment. We served approximately 2.44 million active borrowers during the quarter, up 24.2% from a year ago, while observing a moderation in borrower activity across our core channels. Asset quality came under some pressure, with the 31–60 day delinquency rate rising to 1.85% and the 91–180 day delinquency rate increasing to 3.52%. These changes reflected shifts in consumer repayment behavior and a more cost-intensive operating environment observed across the industry. We remain focused on strengthening risk control and collection efficiency to mitigate potential credit losses. While profitability was affected by higher provisions and narrowing margins, our strategic priorities remain unchanged — enhancing risk management, improving operational efficiency, and maintaining compliance discipline. Looking ahead, we are prioritizing credit quality, liquidity stability, and disciplined execution to navigate this period of adjustment and preserve long-term competitiveness.”

Mr. Frank Fuya Zheng, Chief Financial Officer of X Financial, added: “In the third quarter of 2025, total revenue was RMB1.96 billion, an increase of 23.9% from the same period last year but down 13.7% sequentially. Net income was RMB421 million and non-GAAP adjusted net income was RMB438 million, both lower than the prior quarter as higher provisions and operating costs weighed on profitability. Basic earnings per ADS were RMB10.56, and non-GAAP adjusted earnings per ADS were RMB11.04, up 34.4% and 21.1% year-over-year, respectively. Operating margin declined to 18.5%, reflecting rising credit-related costs and a more cautious lending environment. We will continue to manage capital conservatively, strengthen our balance sheet, and maintain cost discipline to support business resilience amid an evolving regulatory and operating landscape.”

Business Outlook & Share Repurchase Plans：

•	Business Outlook: Based on current trends, X Financial expects the total loan amount facilitated and originated in the fourth quarter of 2025 to be in the range of RMB 21.0 billion to RMB 23.0 billion. The total loan amount facilitated and originated for 2025 is expected to be in the range of RMB 128.8 billion and RMB 130.8 billion. This guidance reflects a measured pace of origination following a sequential decline in the third quarter and management’s continued focus on asset quality, credit discipline, and profitability optimization rather than aggressive volume expansion. The Company remains attentive to recent regulatory developments and evolving credit conditions, while maintaining confidence in resilient borrower demand, prudent risk control, and disciplined execution to support sustainable long-term growth.

•	Capital Return to Shareholders: From January 1, 2025 through November 20, 2025, X Financial repurchased an aggregate of approximately 4.26 million ADSs, including approximately 3.80 million ADSs and 2.76 million Class A ordinary shares, for a total consideration of approximately US$67.9 million under its share repurchase programs. The Company now has approximately US$48.0 million remaining under its existing US$100 million share repurchase program, which is effective through November 30, 2026. This program underscores the Company’s confidence in its long-term growth outlook and its commitment to enhancing shareholder value. Repurchases under the program remain subject to market conditions and other factors and may be modified or suspended at management’s discretion.

Third Quarter 2025 Financial Results

Revenue Growth and Business Drivers:

Total net revenue in the third quarter of 2025 was RMB1,961.0 million (US$275.5 million), an increase of 23.9% from RMB1,582.5 million in the same period of 2024, but a decrease of 13.7% from the previous quarter. The year-over-year growth was mainly attributable to higher post-origination and guarantee income recognized from loans facilitated in prior periods, while revenue from new loan facilitation grew only modestly. The quarter-over-quarter decline reflected a moderation in borrower activity and a shift in the revenue mix.

Revenue growth in the third quarter of 2025 was uneven across business lines. Loan facilitation service fees increased 8.7% year-over-year to RMB954.5 million (US$134.1 million), primarily reflecting a modest rise in the total loan amount facilitated compared with the same period of 2024. Post-origination service fees rose 54.6% to RMB287.8 million (US$40.4 million), and guarantee income increased to RMB187.8 million (US$26.4 million) due to the cumulative effect of higher volumes of loans facilitated covered by our guarantee service in prior periods. Financing income increased 11.1% to RMB372.9 million (US$52.4 million), supported by higher average loan balances held by the Company, while other revenue increased 22.7% to RMB157.9 million (US$22.2 million), mainly from expanded insurance brokerage activity. On a sequential basis, total net revenue declined 13.7% from the second quarter of 2025, reflecting a moderation in borrower activity and a shift in the revenue mix. Return on equity8 decreased to 21.5%, compared with 27.9% in the prior quarter and 22.2% a year earlier, primarily reflecting lower net income during the quarter.

8 Financial Ratios:
– Operating margin: Calculated as Income from Operations for the quarter divided by Total Net Revenue for the quarter.

– Net profit margin: Calculated as Net Income for the quarter divided by Total Net Revenue for the quarter.

– Annualized Net Income: Calculated by multiplying the net income for the quarter by four to estimate a full-year equivalent.
– Return on equity: Calculated as annualized Net Income divided by the average of Total Shareholders’ Equity at the beginning and end of the quarter. This measure presents a full-year equivalent ROE based on a single quarter’s performance.

Asset Quality: Credit quality weakened during the quarter as delinquency rates increased across key categories. Delinquency rates for loans 31–60 days and 91–180 days past due rose 82.0% and 9.3% year-over-year, respectively, reflecting deteriorating borrower repayment behavior amid a more challenging macro environment. Provision for contingent guarantee liabilities increased sharply to RMB332.1 million, mainly due to higher guaranteed loan balances and elevated credit risk exposure. Overall, credit-related costs rose significantly during the quarter, reflecting a more cautious approach to risk management and higher expected loss provisions.

Profitability and Margins: Profitability declined in the third quarter of 2025 as higher credit-related provisions offset year-over-year revenue growth. Operating margin8 decreased to 18.5%, compared with 29.7% in the previous quarter and 32.2% in the same period of 2024. The increase in total expenses on a year-over-year basis was primarily driven by a sharp rise in provisions for contingent guarantee liabilities and other credit loss reserves, reflecting elevated credit risk exposures and higher guarantee balances. Net profit margin8 narrowed to 21.5%, down from 23.2% in the prior quarter, reflecting increased risk costs and a less favorable revenue mix. Net income decreased 20.2% quarter-over-quarter to RMB421.2 million, but remained 12.1% higher year-over-year. Net income per basic ADS was RMB10.56 (US$1.48), down 16.2% sequentially but up 34.4% from a year ago.

Funding and Liquidity: The Company maintained a stable funding position in the third quarter of 2025 amid a more challenging operating environment. Cash and cash equivalents totaled RMB890.9 million (US$125.1 million) as of September 30, 2025, compared with RMB984.6 million as of December 31, 2024. The decrease primarily reflected redeployment of cash into higher-yielding investments as part of treasury management activities. Total restricted cash was RMB659.1 million (US$92.6 million), bringing total cash (including restricted) to approximately RMB1.55 billion (US$217.7 million). Shareholders’ equity increased to RMB7,928.7 million (US$1.11 billion), supported by retained earnings growth. The equity-to-assets ratio was approximately 54.0%, reflecting a modest decline from prior levels as total assets expanded and contingent guarantee liabilities rose.

Regulatory Update: The regulatory environment for internet-based lending in China remained fluid during the third quarter of 2025, with continuing discussions among regulators regarding additional consumer-protection measures and funding-cost reductions. While certain policy measures have been formally introduced, the implementation process and detailed application guidelines are still being developed. Recent communications from the National Financial Regulatory Administration and other authorities continue to emphasize lowering borrowing costs and strengthening consumer protection, reflecting an ongoing effort to promote orderly and sustainable industry development.

The Company believes that, once clarified and implemented, these potential policy adjustments could exert downward pressure on pricing, margins, and profitability across the industry for the foreseeable future. The timing, scope, and precise application of such measures remain uncertain, and management currently has limited visibility into how forthcoming regulations may affect overall business operations.

In light of the evolving environment, the Company continues to prioritize compliance readiness, conservative funding management, and risk mitigation. It is proactively evaluating potential structural and operational adjustments to maintain regulatory alignment while protecting long-term sustainability under a tightening supervisory framework.

Conference Call

X Financial’s management team will host an earnings conference call at 8:30 AM U.S. Eastern Time on November 21, 2025 (9:30 PM Beijing / Hong Kong Time on November 21, 2025).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 28, 2025:

United States:	1-855-669-9658
International:	1-412-317-0088
Passcode:	4942170

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading Chinese fintech platform. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the exchange rate in effect as of September 30, 2025, as published in the Federal Reserve Board’s H.10 statistical release. Percentages stated in this release are calculated based on the RMB amounts.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company’s projected financial results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company’s historical information.

For more information, please contact:

X Financial
Mr. Noah Kauffman (Chief Financial Strategy Officer)
E-mail: ir@xiaoying.com

X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2024	As of September 30, 2025	As of September 30, 2025
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	984,611	890,854	125,138
Restricted cash, net	676,793	659,112	92,585
Accounts receivable and contract assets, net	2,029,550	3,065,608	430,623
Loans receivable from Credit Loans and other loans, net	4,828,317	5,620,402	789,493
Deposits to institutional cooperators, net	1,958,297	2,093,353	294,052
Prepaid expenses and other current assets	34,079	88,355	12,412
Financial guarantee derivative	1,038	1,575	221
Deferred tax assets, net	197,713	303,896	42,688
Long term investments	498,038	509,245	71,533
Property and equipment, net	15,833	20,824	2,925
Intangible assets, net	36,592	37,815	5,312
Financial investments	513,476	1,339,050	188,095
Other non-current assets	44,951	58,543	8,223
TOTAL ASSETS	11,819,288	14,688,632	2,063,300

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	2,184,086	2,856,870	401,302
Contingent guarantee liabilities	187,641	570,452	80,131
Deferred guarantee income	164,725	470,335	66,068
Short-term borrowings	328,500	566,377	79,559
Accrued payroll and welfare	94,717	110,008	15,453
Other tax payable	279,993	219,756	30,869
Income tax payable	591,491	677,834	95,215
Accrued expenses and other current liabilities	941,506	1,182,113	166,050
Other non-current liabilities	27,516	37,424	5,257
Deferred tax liabilities	65,959	68,719	9,653
TOTAL LIABILITIES	4,866,134	6,759,888	949,557

Commitments and Contingencies
Equity:
Common shares (250,678,439 and 234,423,629 shares outstanding as of December 31, 2024 and September 30, 2025)	207	207	29
Treasury stock	(509,644)	(904,502)	(127,055)
Additional paid-in capital	3,207,028	3,257,308	457,551
Retained earnings	4,174,511	5,506,606	773,508
Other comprehensive income	81,052	69,125	9,710
TOTAL EQUITY	6,953,154	7,928,744	1,113,743

TOTAL LIABILITIES AND EQUITY	11,819,288	14,688,632	2,063,300

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	878,282	954,513	134,080	2,224,681	3,402,336	477,923
Post-origination service	186,109	287,755	40,421	493,520	825,203	115,916
Financing income	335,765	372,911	52,382	1,021,405	1,002,989	140,889
Guarantee income	53,576	187,829	26,384	132,067	373,327	52,441
Other revenue	128,765	157,946	22,187	291,387	567,727	79,748
Total net revenue	1,582,497	1,960,954	275,454	4,163,060	6,171,582	866,917

Operating costs and expenses:
Origination and servicing	457,545	527,470	74,093	1,299,164	1,515,168	212,834
Borrower acquisitions and marketing	506,758	524,939	73,738	1,078,768	1,990,210	279,563
General and administrative	49,499	52,118	7,321	127,047	153,402	21,548
Provision for accounts receivable and contract assets	4,799	60,702	8,527	22,470	103,110	14,484
(Reversal of) provision for loans receivable	(35)	98,995	13,906	157,370	207,585	29,159
Provision for contingent guarantee liabilities	56,366	332,091	46,649	125,635	603,221	84,734
Change in fair value of financial guarantee derivative	-	3,654	513	-	(11,337)	(1,592)
(Reversal of) provision for credit losses for deposits and other financial assets	(1,399)	(948)	(133)	4,049	328	46
Total operating costs and expenses	1,073,533	1,599,021	224,614	2,814,503	4,561,687	640,776

Income from operations	508,964	361,933	50,840	1,348,557	1,609,895	226,141
Interest income (expenses), net	1,211	4,947	695	(4,898)	6,213	873
Foreign exchange gain (loss)	4,881	(261)	(37)	(3,351)	(10,643)	(1,495)
Income (loss) from financial investments[1]	(760)	5,113	718	3,738	(13,943)	(1,959)
Other income (loss), net	6,048	125,066	17,568	9,437	127,222	17,871

Income before income taxes	520,344	496,798	69,784	1,353,483	1,718,744	241,431

Income tax expense	(100,331)	(80,176)	(11,262)	(254,924)	(307,499)	(43,194)
Gain from equity in affiliates, net of tax	2,702	13,329	1,872	5,572	20,976	2,946
Gain (loss) from financial investments at equity method, net of tax[1]	(46,875)	(8,710)	(1,223)	50,149	(24,837)	(3,489)
Net income	375,840	421,241	59,171	1,154,280	1,407,384	197,694
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	375,840	421,241	59,171	1,154,280	1,407,384	197,694

Net income	375,840	421,241	59,171	1,154,280	1,407,384	197,694
Other comprehensive income, net of tax of nil:
Gain (loss) from equity in affiliates	(449)	(6)	(1)	(418)	178	25
Income (loss) from financial investments	1,580	-	-	6,100	(768)	(108)
Foreign currency translation adjustments	(12,778)	(8,144)	(1,144)	(7,590)	(11,337)	(1,592)
Comprehensive income	364,193	413,091	58,026	1,152,372	1,395,457	196,019
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	364,193	413,091	58,026	1,152,372	1,395,457	196,019

Net income per share—basic	1.31	1.76	0.25	3.96	5.69	0.80
Net income per share—diluted	1.29	1.68	0.24	3.87	5.43	0.76

Net income per ADS—basic	7.86	10.56	1.48	23.76	34.14	4.80
Net income per ADS—diluted	7.74	10.08	1.42	23.22	32.58	4.58

Weighted average number of ordinary shares outstanding—basic	285,857,203	238,782,763	238,782,763	291,622,784	247,497,867	247,497,867
Weighted average number of ordinary shares outstanding—diluted	292,339,641	251,288,265	251,288,265	298,036,305	259,033,100	259,033,100

¹ The Company has revised the presentation of the gain (loss) from financial investments at equity method after income tax expense, which previously reported as “Income (loss) from financial investments” before income tax expense. Additionally, “Impairment losses on long-term investments” accounted under the equity method have been reclassified into the gain (loss) from equity in affiliates after income tax expense. This change in presentation does not affect the net income for any periods presented.

X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	375,840	421,241	59,171	1,154,280	1,407,384	197,694
Less: Income (loss) from financial investments (net of tax of nil)	(760)	5,113	718	3,738	(13,943)	(1,959)
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-	-	-	-
Less: Impairment losses on long-term investments (net of tax)	-	-	-	-	-	-
Less: Gain (loss) from financial investments at equity method (net of tax of nil)	(46,875)	(8,710)	(1,223)	50,149	(24,837)	(3,489)
Add: Share-based compensation expenses (net of tax of nil)	10,150	13,340	1,874	30,096	51,996	7,304
Non-GAAP adjusted net income	433,625	438,178	61,550	1,130,489	1,498,160	210,446

Non-GAAP adjusted net income per share—basic	1.52	1.84	0.26	3.88	6.05	0.85
Non-GAAP adjusted net income per share—diluted	1.48	1.74	0.24	3.79	5.78	0.81

Non-GAAP adjusted net income per ADS—basic	9.12	11.04	1.55	23.28	36.30	5.10
Non-GAAP adjusted net income per ADS—diluted	8.88	10.44	1.47	22.74	34.68	4.87

Weighted average number of ordinary shares outstanding—basic	285,857,203	238,782,763	238,782,763	291,622,784	247,497,867	247,497,867
Weighted average number of ordinary shares outstanding—diluted	292,339,641	251,288,265	251,288,265	298,036,305	259,033,100	259,033,100